FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of
1934

February 16th, 2006

NOVA MEASURING INSTRUMENTS LTD.

Building 22 Weitzmann Science Park, Rehovoth
P.O.B 266

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Attached hereto and incorporated by way of reference herein the Registrants notice on PRELIMINARY Q4 2005 FINANCIAL RESULTS AND RESTATEMENT OF RESULTS FOR 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

February 16th, 2006	Nova Measuring Instruments Ltd Nova Measuring Instruments Ltd (the "Registrant") BY: /S/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:

Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-866-704-6710
E-mail: info@nova.co.il	E-mail : Ehud@gk-biz.com
http://www.nova.co.il	Kenny@gk-biz.com

NOVA MEASURING INSTRUMENTS ANNOUNCES
PRELIMINARY Q4 2005 FINANCIAL RESULTS AND
RESTATEMENT OF RESULTS FOR 2004

Rehovoth, Israel – February 16, 2006 – Nova Measuring Instruments, Ltd. (Nasdaq: NVMI), the market leader in integrated measurement and process control for the semiconductor industry, today announced preliminary unaudited financial results for the fourth quarter ended December 31, 2005. The company expects to report revenue of $8.0-$8.5 million and a net loss of $1.5-$2.0 million for the fourth quarter of 2005 when it releases its final results by mid April 2006. These preliminary results are subject to revision following the completion of an internal review currently in progress.

Commenting on the preliminary results, Dr. Giora Dishon, President and CEO, noted, “We have not seen any significant change in market conditions or business performance during the fourth quarter. Bookings remained stable in the fourth quarter, and the slightly lower revenue compared to our expectation of an upward trend relates primarily to the delay in recognizing revenues from systems already delivered in Q4. Our working capital at year-end was about the same as in the third quarter and we had approximately $23 million in cash reserves on our balance sheet on December 31, 2005.”

Nova has determined that it will be required to restate its previously issued financial statements for the fiscal year ended December 31, 2004, because the recognition of revenues for a small number of NovaScan systems, which included an option to upgrade the systems’ capabilities, was not consistent with generally accepted accounting principles. This restatement is expected to result in a reduction of 2004 revenue and net profit. The revenues recognized improperly in 2004, currently estimated to be less than 10% of the total 2004 revenues previously reported, are expected to be recognized during 2006 as the upgrades are delivered.

The company is working closely with its auditors, Brightman Almagor (a member firm of Deloitte Touche Tohmatsu), to complete the review of past periods and finalize the audit of 2005. Audited 2005 results will also include a correction to the method of apportioning revenues from service contracts, applicable to the first quarter of 2005, identified during the closing process of the company’s 2005 financials, and a related correction to net income, as well as any other adjustments that may be required based on the review process. Nova expects to release its fourth quarter 2005 and 2005 financial results by mid April 2006.

“We are aggressively addressing these issues” said Dr. Giora Dishon, “Under the leadership of Dror David, our chief financial officer since November 2005, we have been focusing considerable attention on our internal controls and procedures, and concluding this internal review and the 2005 audit is a top priority.”

The company intends to file an Amended Annual Report on Form 20-F for the year ended December 31, 2004 and to publish corrected financial results for the nine months ended September 30, 2005, and related quarters, as soon as practicable. Until the Amended Annual Report on Form 20-F for 2004 is filed and the corrected financial results for the nine months ended September 30, 2005, and related quarters, are published, the company’s consolidated financial statements for the year ended December 31, 2004, and previously published financial results for the nine months ended September 30, 2005, and related quarters, should not be relied upon.

About Nova

Nova Measuring Instruments Ltd. Develops, designs and produces integrated process control systems in the semiconductor manufacturing industry. Nova provides a broad range of integrated process control solutions that link between different semiconductor processes and process equipment. The Company’s website is www.nova.co.il.

This press release contains forward-looking statements relating to future events or our future performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements.  These risks and other factors include but are not limited to:  our ability to successfully complete our review of our financial statements and results, the discovery of additional accounting irregularities, the outcome of our investigation into accounting irregularities, our ability to implement improvements to our internal controls and procedures to prevent similar accounting irregularities in the future, changes in customer demands for our products, new product offerings from our competitors, changes in or an inability to execute our business strategy, unanticipated manufacturing or supply problems, changes in tax requirements and changes in customer demand for our products.  We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2004 filed with the Securities and Exchange Commission on June 28, 2005.  These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission.  Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.